UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER

CUSIP NUMBER

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GENERAL MOTORS COMPANY
Full Name of Registrant

Former Name if Applicable

300 Renaissance Center
Address of Principal Executive Office (Street and Number)

Detroit, Michigan 48265-3000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

General Motors Company (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) by March 31, 2010, as the Company is still finalizing its fresh-start adjustments required by generally accepted accounting principles relating to the assets acquired and liabilities assumed from General Motors Corporation (“Old GM”) in connection with Old GM’s sale of assets under Section 363 of the United States Bankruptcy Code (the “363 Sale”) prior to such date. Due to the size of the Company, the global application of fresh-start reporting and the associated determination of the fair value of its assets and liabilities is a significant undertaking, which requires extra time. Accordingly, the Company is unable to file the 2009 Form 10-K on March 31, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nick S. Cyprus	313	556-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was originally formed by the United States Department of the Treasury in 2009 and the 2009 Form 10-K will include financial statements for the Company at and for the period from July 10, 2009 (the date of completion of the 363 Sale) through December 31, 2009, and for no other periods for the Company. Pursuant to an agreement with the SEC Staff, as described in a no-action letter issued to Old GM by the SEC Staff on July 9, 2009 regarding the Company’s filing requirements and those of Old GM, the 2009 Form 10-K will include financial statements for Old GM (which operated the business of the Company and is the Company’s predecessor entity solely for accounting and financial reporting purposes) at December 31, 2008 and for the period from January 1, 2009 through July 9, 2009 and for the years ended December 31, 2008 and 2007. Because the Company is a new reporting entity, our financial statements will not be comparable to the financial statements of Old GM.

GENERAL MOTORS COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 29, 2010	By:	/s/ Nick S. Cyprus
		Name:	Nick S. Cyprus
		Title:	Vice President, Controller and Chief Accounting Officer